Exhibit 99.11
NEWS RELEASE
PETROFLOW ENERGY LTD. ANNOUNCES NEW CONTRACT WITH MACAM GROUP OF COMPANIES, A CAPITAL MARKETS & CORPORATE COMMUNICATIONS FIRM.
TSX-V Symbol — PEF
CALGARY, ALBERTA, July 3, 2007 — Petroflow Energy Ltd. (“Petroflow”) (TSX Venture: “PEF”) is pleased to announce that it has retained Macam Limited (“Macam”), of Calgary, to provide capital markets relations and corporate communications services to Petroflow. Macam’s objectives will be to increase awareness of Petroflow and its activities in the financial marketplace by communicating with the retail and institutional marketplace through increased exposure in the financial and media community.
Macam is a full-service, public relations and corporate communications firm that specializes in working with clients to effectively position them with current and prospective investors. Macam is located in Calgary, Alberta and is controlled by Cameron MacDonald, its President and CEO. Petroflow is not aware of Macam having any interest, directly or indirectly, in Petroflow or its securities or any right or intent to acquire such an interest.
Petroflow has retained Macam to provide the investor relations and corporate communication services for a period of one year, at a fee of $146,000 per year. Macam may provide additional services at fees to be negotiated between the parties. In addition, Macam has been granted options to purchase 100,000 common shares, at an exercise price of $2.50 per share and 100,000 common shares at an exercise price of $3.00 per share for a period of two years, which options vest at 25% every 3 months in accordance with the policies of the TSX Venture Exchange for options granted to investor relations consultants.
Additionally, Petroflow has agreed to pay Macam Corporate Finance Inc. (“Macam Finance”) a finder’s fee of 6% of any equity funds raised directly from an investor introduced to Petroflow by Macam Finance or 1.5% of equity funds raised in the event Macam Finance introduces Petroflow to an investment intermediary who raises equity funds. This agreement is subject to regulatory approval.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
www.macamgroup.com

PetroFlow Energy Ltd.
John Melton, President and CEO at (504) 453-2926 or
Duncan Moodie, CFO at (403) 539-4320.
www.petroflowenergy.com
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.